

December 18, 2012

F. Clay Creasey, Jr.
Executive Vice President,
Chief Financial Officer
Toys "R" Us Property Company II, LLC.
One Geoffrey Way
Wayne, New Jersey 07470

>   **Re: Toys "R" Us Property Company II, LLC.**
>   **Form 10-K**
>   **Filed April 27, 2012**
>   **File No. 333-168515**

Dear Mr. Creasey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended January 28, 2012

Financial Statements

Summary of Significant Accounting Polices, page 32

Leases for Lessee only, page 33

1) Please tell us how you determined it was appropriate to include the renewal options in the lease term if a significant economic penalty exists for not exercising such options. Within your response, please tell us the nature of the economic penalties. Please reference the authoritative accounting literature relied upon. Additionally, in your Form 10-Q for the quarterly period ended July 28, 2012, you noted a decrease in rental expense due to a change in estimated lease terms. Please tell us if this change in lease terms was for leases that were

straight-lined over the renewal option. If so, please tell us if the significant economic penalties no longer apply to those leases, and what caused the change in your determination.

<u>Exhibit 31</u>

2) We note that the language in your certification filed as Exhibit 31 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note you omitted the introductory language in paragraph 4 referring to internal control over financial reporting and paragraph 4(b) which must be provided in the first annual report required to contain management's internal control report. Please file an amendment to your annual report on Form 10-K that includes a certification that conforms exactly to the language set forth within the Exchange Act Rule 13a-14(a).

<u>Exhibit 32</u>

3) We note that your certification filed as Exhibit 32 refers to the incorrect reporting period. Please file an amendment to your annual report on Form 10-K to reference the appropriate period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant